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SEC FILE NUMBER
8-69712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Foris Capital US LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

210 Commerce Way Suite 220
(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	angela@mastercompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

Horizon Center Blvd	Hamilton	NJ	08690
(Address)	(City)	(State)	(Zip Code)

12/17/24	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael O'Connell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Foris Capital US LLC_____, as of _12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michael P. O'Connell_

Title: _COO_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORIS CAPITAL US LLC
(A wholly owned subsidiary of Foris DAX Markets, Inc)

(SEC ID No. 8-69712)

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

As of the for the Year Ended December 31, 2025

and

Report of Independent Registered Public Accounting Firm

Foris Capital US LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Loss 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

NOTES TO THE FINANCIAL STATEMENTS .... 6 - 12

SUPPLEMENTAL SCHEDULES

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange

Commission 13

Schedule II: Computation of Determination of Reserve Requirements for Brokers and Dealers

Pursuant to Rule 15c3-3 under the Securities and Exchange Commission 14

Schedule III: Information Relating to the Possession or Control Requirements under the

Securities and Exchange Commission Rule 15c3-3 14

OTHER INFORMATION

Review Report of Independent Registered Public Accounting Firm of Exemption Letter Pursuant
to SEA Rule 17a-5(d)(1)(i)(B)(2)..15

Management Statement Regarding Compliance with the Exemption Provisions of Securities and
Exchange Commission Rule 15c3- 3 16

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Member's
Foris Capital US LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Foris Capital US LLC as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Foris Capital US LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Foris Capital US LLC's management. My responsibility is to express an opinion on Foris Capital US LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Foris Capital US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Foris Capital US LLC's financial statements.

The supplemental information is the responsibility of Foris Capital US LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Foris Capital US LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
March 31, 2026

Foris Capital US LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	3,287,234
Deposits with clearing organization		168,834
Accounts receivable – related party		152,016
Accounts receivable – clearing organization		3,506
Accounts receivable		55
Prepaid deposit & expenses		184,730
TOTAL ASSETS	**$**	**3,796,375**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable – related party		120,023
Accounts payable & accrued liabilities		556,659
TOTAL LIABILITIES	**$**	**676,682**
COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY		**3,119,693**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**3,796,375**

The accompanying notes are an integral part of these financial statements.

Foris Capital US LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

REVENUES		
Commission & sales revenue	$	535
Other income		279,252
TOTAL REVENUES		**279,787**
EXPENSES		
Compensation & benefits		1,723,458
Clearing & execution services		394,257
Communications, data, & technology		399,422
Legal & professional fees		1,091,428
Regulatory fees		52,717
Research		932,718
Occupancy & equipment		43,435
Promotional & advertising		145,441
Travel & entertainment		29,748
Other expenses		32,365
TOTAL EXPENSES		**4,844,989**
NET LOSS BEFORE TAXES		**(4,565,202)**
INCOME TAX REFUND		**101,076**
NET LOSS	**$**	**(4,464,126)**

The accompanying notes are an integral part of these financial statements.

Foris Capital US LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	$ 1,583,819
Contributions	6,000,000
Net loss	(4,464,126)
BALANCE AT DECEMBER 31, 2025	$ 3,119,693

The accompanying notes are an integral part of these financial statements.

Foris Capital US LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(4,464,126)

Changes in assets and liabilities

Deposits with clearing organization	83,999
Accounts receivable – related party	(152,016)
Accounts receivable – clearing organization	(3,506)
Accounts receivable	(55)
Prepaid deposits & expenses	(127,266)
Accounts payable – clearing organization	(29,324)
Accounts payable – related party	83,065
Accounts payable and accrued expenses	496,066
Net Cash Used in Operating Activities	**(4,113,163)**

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions	6,000,000
Net Cash Provided by Financing Activities	**6,000,000**

NET INCREASE IN CASH		**1,886,837**
CASH AT BEGINNING OF YEAR		**1,400,397**
CASH BALANCE AT DECEMBER 31, 2025	**$**	**3,287,234**

The accompanying notes are an integral part of these financial statements.

Foris Capital US LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

1. **Organization and Nature of Business**

   Foris Capital US LLC (the "Company"), a limited liability company organized under the laws of Georgia, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In September 2024, the Company underwent a change in ownership. As part of this transition, Watchdog HODL Group, LLC ("WHODL") remained the direct holding company of the Company, with Foris DAX Markets Inc. ("FDM") now serving as the indirect owner responsible for overseeing WHODL.

   The Company operates as a full-service securities broker dealer, providing a wide array of services within a single line of business, including general securities and investment banking services. As an introducing broker dealer, the Company facilitates and clears securities transactions, while offering custody services for client assets, primarily in partnership with Apex Clearing Corporation ("Apex"). The Company does not maintain customer accounts or handle custodial functions related to client securities, relying on Apex for these services.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation and Use of Estimates

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025, and is not necessarily indicative of the results for any future period.

   In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

   Cash

   The Company maintains its cash in bank deposit accounts, which may, from time to time, exceed the federally insured limit of $250,000 per depositor, as established by the Federal Deposit Insurance Corporation ("FDIC"). While these accounts are regularly monitored, and the Company does not anticipate incurring any losses, there is an inherent risk associated with holding cash balances above the FDIC insurance limits. In the event of a bank failure, any cash amounts exceeding the FDIC coverage limit may not be recoverable. As of December 31, 2025, the Company's cash deposits exceeded the FDIC-insured limit, which exposes the Company to potential credit risk. The Company has not experienced any losses related to its cash holdings.

2. **Significant Accounting and Reporting Policies - Continued**

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve months. Leases are classified as either finance or operating leases. The Company has a twelve month lease, which does not meet the disclosure requirements under current accounting standards. Therefore, there were no lease obligations requiring recognition or disclosure in the Company's December 31, 2025, financial statements.

   Transactions with Brokers, Dealers and Clearing Organizations

   The Company has a fully disclosed clearing agreement with Apex. Under the terms of this agreement, the Company is required to maintain a minimum $125,000 deposit with Apex to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. The deposit is recognized as an allowable asset in the Company's net capital computation.

   Aged receivables from brokers, dealers, and clearing organizations are classified as non-allowable assets for the purpose of the Company's net capital calculation. As of December 31, 2025, there was $3,506 in accounts receivable due from Apex.

   Income Taxes

   The Company uses the asset-and-liability method for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and tax bases of assets and liabilities and operating loss and tax credit carryforwards. These are measured using the enacted tax rates that are expected to be in effect when the differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

   The Company's results are included in the consolidated federal and state income tax returns of the ultimate parent company. The Company records any income tax expense and liability based upon its operation on a standalone basis, even though the Company is part of the consolidated income tax returns. Federal and state income taxes are computed based on the separate return method. As a result of the inclusion in consolidated filings, the income taxes payable and receivable are periodically settled through cash transfer between entities within the consolidated group.

   The calculation of the income tax expense involves the use of estimates, assumptions, and judgments while taking into account current tax laws and the Company's interpretation of current and possible outcomes of future tax audits.

2. **Significant Accounting and Reporting Policies – Continued**
   Income Taxes – Continued

In addition, the Company's policy for accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of the preparation of tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-than-not threshold would be recorded as a tax expense in the current year. Reevaluation of tax positions considers factors such as changes in facts or circumstances, changes in interpretations of tax law, effectively settled issues under audit or expiration of statute of limitation, and new audit activity. The Company classifies interest and penalty expense related to uncertain tax positions as a component of operating expenses on the consolidated statements of income. As of December 31, 2025, the Company had no accrued interest or penalties.

Income (Loss) before income taxes is attributable to the following tax jurisdictions:

Domestic	(4,464,126)
Foreign	-
	(4,464,126)

The provision for income tax consists of the following:

Current:	
Federal	(100,286)
State	(790)
Total Current	(101,076)
Deferred:	
Federal	-
State	-
Total Deferred	-
Total Provisions	**(101,076)**

Revenue Recognition

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

2. **Significant Accounting and Reporting Policies - Continued**
Commission and Sales Revenue

Commission and sales revenue represents brokerage commissions and earnings generated by registered representatives through completed securities transactions on behalf of customers. Executed transactions include a broad spectrum of investment products and services such as equity, fixed income, mutual fund, and annuity transactions. Securities commissions are either sales-based commissions that are recognized at a point-in-time on the trade-date or trailing-commissions that are recognized when received.

Sales-based securities commissions are typically a flat-fee negotiated per security transaction or are based on a percentage of the trade-date transaction value. Commissions are recorded on a trade-date basis as securities transactions occur and the related commission and clearing expense is recorded in the month the services are provided.

Investment Company Shares Commission Revenue

The Company enters into agreements with investment companies whereby it receives revenue from the sale of shares, which are sold via application or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the fund's sponsor, at which time the Company has met its performance obligation and recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified of the transaction and date by the Sponsor.

12b-1 Service Fee Revenue

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

2. **Significant Accounting and Reporting Policies - Continued**

<u>Other Income</u>

Revenue from equity order flow rebates is received by the Company from Apex for payment of routing "non-directed orders" for execution. Apex selects an execution route or venue on behalf of its customer for any order that the customer has not specifically instructed a specific venue for execution. In return, Apex receives payment from the selected venue for directing order flow. Payment varies based on a number of factors including, but not limited to, size of the order, time of order placement, whether an order is marketable at the time of order entry, the underlying price of the security and any special handling instructions.

Other income also includes revenue received by the Company from Apex for customer credit balances held in customer accounts. In accordance with terms of the client's account, available cash balances in are swept by Apex into either Federal Deposit Insurance Corporation (FDIC) insured cash accounts or money market funds for which Apex earns a fee or a portion of the interest rate spread paid by the bank or money market fund receiving the sweep deposits. The fees received by the clearing broker's sweep program are generally based upon the type of sweep account, prevailing interest rates, and the amount of client balances invested. Apex shares a portion of the fees it receives with the Company. Apex shares a portion of the fees it receives with the Company only to the extent that such fees are paid to Apex.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Recent Adoption of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2023. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment (see note 7).

3. **Prepaid Deposits and Expenses**
Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2025, the aggregate amount of the Company's prepaid deposits and expenses is $184,730, as disclosed in the Statement of Financial Condition.

4. **Related Parties**
In September 2024, the Company entered into an Expense Sharing Agreement (ESA) with a third-party service provider, Foris Inc. This agreement covers costs related to the Company's employee benefits plan, including professional services for the management and administration of the plan. Under this arrangement, the Company recognized $580,179 in employee benefit expenses during 2025. This agreement also covers some technology costs. As of December 31, 2025, the Company had no outstanding obligation to related parties under the terms of this agreement.

5. **Net Capital**
The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.
At December 31, 2025, the Company had net capital of $2,779,386 which is $2,734,274 in excess of its required net capital of $45,112. The ratio of aggregate indebtedness to net capital was 24.35%.

Reserve Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

Possession and Control Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

6. **Marketing Programs**

The Company has multiple marketing programs in place where customers can earn incentives for performing certain activities in their account(s), including transferring securities from an outside brokerage account to the Company and adding funds to their account(s) for the first time. Customers who participate in the programs receive a set of Terms and Conditions (T&C) detailing the activities and timing required to meet the T&C and be eligible to earn the incentive. The Company tracks the expenses accrued and payments made for each program on a monthly basis. These funds are kept in a series of accounts at the clearing organization.

Payments to the customers are made prior to the due date specified in the T&C to ensure the Company does not hold customer funds.

7. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker dealer, providing investment banking services, such as private placement of securities within one line of business. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

9. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

10. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

SUPPLEMENTAL INFORMATION

Foris Capital US LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 3,119,693
ADJUSTED NET WORTH	**3,119,693**
LESS:	
Non-allowable assets	
Prepaid expenses	(184,730)
Accounts receivable – related party	(152,016)
Accounts receivable – clearing organization	(3,506)
Accounts receivable	(55)
Total non-allowable assets	(340,307)
TENTATIVE NET CAPTIAL	**$ 2,779,386**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 2,779,386**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	45,112
EXCESS NET CAPITAL	**$ 2,734,274**
TOTAL AGGREGATE INDEBTEDNESS	**676,682**
MINIMUM NET CAPITAL BASED ON AI	**45,112**
PERCENTAGE OF NET CAPITAL TO AI	**24.35%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

Foris Capital US LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

Foris Capital US LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member's
Foris Capital US LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1)Foris Capital US LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which 1)Foris Capital US LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, (the "exemption provisions") and (2) 1)Foris Capital US LLC stated that 1)Foris Capital US LLC met the identified exemption provisions throughout the most recent fiscal year without exception. 1)Foris Capital US LLC management is responsible for compliance with the exemption provisions and its statements.

Foris Capital US LLC has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant footnote 74 of SEC Release 34-70073 and its business activities under which it operates pursuant to no exemption is limited to: Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Further, Foris Capital US LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Foris Capital US LLC does not carry accounts of customers and Foris Capital US, LLC does not carry proprietary accounts as defined in Rule 15c3-3. Foris Capital US, LLC stated that it has met the requirements to operate pursuant to footnote 74 of SEC Release 34-70073 throughout the most recent fiscal year, January 01, 2024, through December 31, 2024, without exception, or, with exception as represented in the Exemption Report provided to me.

Foris Capital US LLC's management is responsible for compliance with the exemption provisions and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foris Capital US LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 31, 2026

Exemption Report

Foris Capital US LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception;

3. The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

     Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Foris Capital US LLC

I, Michael O'Connell, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct covering the period January 1, 2025, through December 31, 2025.

Michael P. O'Connell
_____   3-9-26
COO